UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Pacific Internet Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number)

Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Connect Holdings Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but not including the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

1	NAMES OF REPORTING PERSONS: Connect International Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but not including the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

1	NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but not including the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

1	NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund 2 Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but not including the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

1	NAMES OF REPORTING PERSONS: Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but not including the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

1	NAMES OF REPORTING PERSONS: Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but not including the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

1	NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt Fund I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but not including the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

1	NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt and Currency Fund Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but not including the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

1	NAMES OF REPORTING PERSONS: Ashmore Management Company Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but not including the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

1	NAMES OF REPORTING PERSONS: Spinnaker Global Opportunity Fund Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IV

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but not including the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

1	NAMES OF REPORTING PERSONS: Spinnaker Global Emerging Markets Fund Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IV

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but not including the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

1	NAMES OF REPORTING PERSONS: Spinnaker Global Strategic Fund Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IV

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but not including the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

1	NAMES OF REPORTING PERSONS: Clearwater Undersea Cable Investments, LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but notincluding the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

1	NAMES OF REPORTING PERSONS: Clearwater Capital GP, Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARE VOTING POWER: 4,121,287 shares*
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 4,121,287 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,121,287 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Including the 2,250,000 Ordinary Shares subject to the Purchase Agreement (as defined herein), but not including the 1,629,373 Ordinary Shares subject to the Irrevocable Undertaking (as defined herein).

TABLE OF CONTENTS

SIGNATURE

EXHIBIT INDEX

This Amendment No. 5 amends the Schedule 13D previously filed by Connect Holdings Limited (‘‘CHL’’) and its ultimate shareholders or control persons, Connect International Limited (‘‘CIL’’), Ashmore Global Special Situations Fund Limited (‘‘GSSF’’), Ashmore Global Special Situations Fund 2 Limited (‘‘GSSF2’’), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (‘‘EMLIP’’), Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund (‘‘ARF’’), Ashmore Emerging Markets Debt Fund (‘‘AEMDF’’), Ashmore Emerging Markets Debt and Currency Fund Limited (‘‘AEMDCF’’), Ashmore Management Company Limited (‘‘AMC’’), Spinnaker Global Opportunity Fund Ltd (‘‘SGO’’), Spinnaker Global Emerging Markets Fund Ltd (‘‘SGEM’’), Spinnaker Global Strategic Fund Ltd (‘‘SGS’’), Clearwater Undersea Cable Investments, LP (‘‘Clearwater LP’’) and Clearwater Capital GP, Ltd (‘‘Clearwater GP’’) (collectively the ‘‘Reporting Persons’’), with the Securities and Exchange Commission (‘‘SEC’’) on September 25, 2006, as amended by Amendments No. 1, 2, 3 and 4 to the Schedule 13D filed by the Reporting Persons with the SEC on October 12, 2006, November 7, 2006, November 9, 2006 and December 14, 2006 respectively (as amended, the ‘‘Statement’’), with respect to the ordinary shares (the ‘‘Ordinary Shares’’) of Pacific Internet Limited (the ‘‘Company’’), a company organized and existing under the laws of the Republic of Singapore. The Ordinary Shares are the only class of shares issued and outstanding by the Company. The address of the Company’s principal executive offices is 89B Science Park Drive, #01-07, The Rutherford, Singapore 118261. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to include the following new paragraphs:

Between November 6, 2006 and November 22, 2006, SGEM purchased 133,369 Ordinary Shares for the account of CHL on the Nasdaq market at an average purchase price of US$9.74 per Ordinary Share, or an aggregate purchase price of US$1,298,886.00.

On January 12, 2007 CHL entered into a Sale and Purchase Agreement (the ‘‘Purchase Agreement’’) with Vantage Corporation Limited, a company incorporated under the laws of the Republic of Singapore (‘‘VCL’’) to purchase 2,250,000 Ordinary Shares (the ‘‘Purchased Shares’’) for an aggregate consideration of US$2,500,000. The Purchased Shares will be sold and transferred to CHL by VCL within five business days after January 12, 2007. A copy of the Purchase Agreement is attached hereto as Exhibit 2 and incorporated by reference herein.

As of the close of business on January 12, 2007, CHL beneficially owned 4,121,287 Ordinary Shares which were purchased for an aggregate purchase price of approximately US$40,472,888.82, not including the 1,629,373 Ordinary Shares owned by VCL as of January 12, 2007, the tender of which by VCL is subject to the Irrevocable Undertaking as defined in Item 4.

The funds for CHL’s acquisitions and the cash payment to purchase the Purchased Shares were obtained from capital contributions from its ultimate shareholders or control persons for the purpose of making the acquisitions. The purchase of shares pursuant to the Offer as defined in Item 4 is also expected to be funded by capital contributions from its ultimate shareholders or control persons for the purpose of making the acquisitions.

Item 4.    Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On December, 26, 2006, CHL learned of the mandate granted by the shareholders of VCL (hithertofore the second largest shareholder in the Company) for the VCL board of directors to deal with VCL’s investment in the Company by either acquiring additional shares in the Company, including the making of a partial or general offer for shares in the Company which VCL does not already own or disposing of all or part of its equity interest in the Company at a price of not less than US$9.50 for each share. Upon reviewing its options with respect to its investment in the Company, on January 12, 2007 CHL entered into the Purchase Agreement and the Irrevocable Undertaking described below and issued an announcement that, subject to the satisfaction of certain pre-conditions,

1

it intends to commence a voluntary conditional general offer (the ‘‘Offer’’) to acquire all the issued Ordinary Shares in the capital of the Company, other than the Ordinary Shares already held by CHL and its related corporations or nominees of CHL and its related corporations as at the date of the Offer. A copy of the announcement is attached hereto as Exhibit 3 and incorporated herein by reference. In connection with such Offer, on January 12, 2007, VCL entered into an irrevocable undertaking in favour of CHL to accept such Offer in respect of all Ordinary Shares held by VCL and not already acquired by CHL (the ‘‘Irrevocable Undertaking’’). A copy of the Irrevocable Undertaking is attached hereto as Exhibit 4 and incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer

Item 5 is amended and supplemented by deleting paragraph (a) and replacing it with the following:

(a) As of the close of business on January 12, 2007, CHL beneficially owned 4,121,287 Ordinary Shares which constitute approximately 29.91% of the Ordinary Shares outstanding (not including the 1,629,373 Ordinary Shares owned by VCL as of January 12, 2007 which are subject to the Irrevocable Undertaking). By reason of their relationship to CHL, each of CIL, GSSF, GSSF2, EMLIP, ARF, AEMDF, AEMDCF, AMC, SGO, SGEM, SGS, Clearwater LP and Clearwater GP are reported as having shared power to vote and dispose or direct the vote and disposition of 4,121,287 Ordinary Shares. To the knowledge of each of the Reporting Persons, no person named on Schedule A hereto owns any Ordinary Shares as of January 12, 2007.

The aggregate percentage of the outstanding Ordinary Shares reported as beneficially owned by CHL is based upon 3,776,680 Ordinary Shares outstanding as of September 30, 2006, based on a company search conducted at the Accounting & Corporate Regulatory Authority of Singapore as at January 5, 2007.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

On January 12, 2007 CHL and VCL entered into the Purchase Agreement, a copy of which is attached hereto as Exhibit 2 and which is incorporated herein by reference. In connection with the Offer, on January 12, 2007 VCL entered into the Irrevocable Undertaking, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person with respect to the securities of the Company. The descriptions in this Item 6 are qualified in their entirety by reference to the full text of the Purchase Agreement and the Irrevocable Undertaking which are attached as Exhibits to this Statement.

Item 7.    Material to be Filed as Exhibits

EX-1† Joint Filing Agreement dated September 25, 2006 (previously submitted with the original 13D on September 25, 2006 as Exhibit 1 and again with Amendment No. 1 to the 13D on October 12, 2006 as Exhibit 2).

EX-2 Sale and Purchase Agreement dated January 12, 2007 between Vantage Corporation Limited and Connect Holdings Limited.

EX-3 Announcement of Pre-Conditional Voluntary General Offer by Connect Holdings Limited dated January 12, 2007.

EX-4 Irrevocable Undertaking to Accept Offer by Vantage Corporation Limited to Connect Holdings Limited dated January 12, 2007.

†	Previously filed with the SEC.

2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Seamus James Dawes
on behalf of the Reporting Persons
Name: Seamus James Dawes
Title: Director

Date: January 12, 2007

Connect Holdings Limited		Ashmore Emerging Markets Debt and Currency Fund Limited
By:	/s/ Seamus James Dawes	By:	/s/ Seamus James Dawes
Title:	Director	Title:	Director
Connect International Limited		Ashmore Management Company Limited
By:	/s/ Seamus James Dawes	By:	/s/ Seamus James Dawes
Title:	Director	Title:	Director
Ashmore Global Special Situations Fund Limited		Spinnaker Global Opportunity Fund Ltd
By:	/s/ Seamus James Dawes	By:	/s/ Seamus James Dawes
Title:	Director	Title:	Director
Ashmore Global Special Situations Fund 2 Limited		Spinnaker Global Emerging Markets Fund Ltd
By:	/s/ Seamus James Dawes	By:	/s/ Seamus James Dawes
Title:	Director	Title:	Director
Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio		Spinnaker Global Strategic Fund Ltd
By:	/s/ Seamus James Dawes	By:	/s/ Seamus James Dawes
Title:	Director	Title:	Director
Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund		Clearwater Undersea Cable Investments, LP
By:	/s/ Seamus James Dawes	By:	/s/ Seamus James Dawes
Title:	Director	Title:	Director
Ashmore Emerging Markets Debt Fund		Clearwater Capital GP, Ltd
By:	/s/ Seamus James Dawes	By:	/s/ Seamus James Dawes
Title:	Director	Title:	Director

EXHIBIT INDEX

Exhibit

1.†	Joint Filing Agreement dated September 25, 2006 (previously submitted with the original 13D on September 25, 2006 as Exhibit 1 and again with Amendment No. 1 to the 13D on October 12, 2006 as Exhibit 2).
2.	Sale and Purchase Agreement dated January 12, 2007 between Vantage Corporation Limited and Connect Holdings Limited.
3.	Announcement of Pre-Conditional Voluntary General Offer by Connect Holdings Limited dated January 12, 2007.
4.	Irrevocable Undertaking to Accept Offer by Vantage Corporation Limited to Connect Holdings Limited dated January 12, 2007.

†	Previously filed with the SEC.